January 8, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Albany Molecular Research, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-25323

Dear Mr. Rosenberg:

We are responding to your comment letter dated December 11, 2009, relating to the Form 10-K for the fiscal year ended December 31, 2008 filed by Albany Molecular Research, Inc. (the “Company”) on March 13, 2009 (the “10-K”).  For ease of reference, we have repeated your comments in bold text preceding each response below.

Form 10-K for the year ended December 31, 2008

Item 1. Business
Licensing Agreements, page 11

1.	Discuss in more detail the milestone events that, if achieved, will entitle you to receive non-refundable, non-creditable milestone payments from BMS.

The License and Research Agreement between the Company and BMS, which includes a detailed schedule of milestone events, is referenced as Exhibit 10.18 to the 10-K.  The events that have resulted in the receipt of milestone payments to date under our agreement with BMS have been specifically identified in the Company’s analysis of milestone revenues on page 30 of the 10-K.  Additionally, we will revise our disclosure in our next 10-K filing along the following lines:

…The agreement also set forth milestone events, including candidate nomination, IND or equivalent regulatory filings, commencement of middle- and late-stage clinical trials, and regulatory approval of compounds for commercial sale that, if achieved by these products, would entitle the Company to non-refundable, non-creditable milestone payments…..

Mr. Rosenberg
January 8, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 36

2.
Your disclosures reiterate the policy notes included in the financial statements.  Please note that Critical Accounting Policies should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  Please revise your disclosure to provide your analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time.  Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions using different assumptions is consistent with the objective of Management’s Discussion and Analysis.  See Release 33-8350.

We will revise our disclosure in the next 10-K filing as applicable along the following lines:

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. All of these estimates reflect our best judgment and are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.   Under different assumptions or conditions, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of inventories, goodwill, and long-lived assets, as well as increased pension liabilities, the establishment of valuation allowances on deferred tax assets and increased tax liabilities, among other effects. Also see Note 1, Summary of Significant Accounting Policies, in Part II, Item 8. “Financial Statements and Supplementary Data” of this report, which discusses the significant accounting policies that we have selected from acceptable alternatives.

Inventories
Inventory consists primarily of commercially available fine chemicals used as raw materials, work-in-process and finished goods in our large-scale manufacturing plant.  Large-scale manufacturing inventories are valued on a first-in, first-out (FIFO) basis.  Inventories are valued at the lower of cost or market.  We regularly review inventories on hand and record a charge for slow-moving and obsolete inventory, inventory not meeting quality standards and inventory subject to expiration. The charge for slow-moving and obsolete inventory is based on current estimates of future product demand, market conditions and related management judgment. Any significant unanticipated changes in future product demand or market conditions that vary from current expectations could have an impact on the value of inventories.  Total inventories, net of reserves, recorded on our consolidated balance sheet at December 31, 2008 and 2007 were $28.7 million and $22.6 million, respectively.  We recorded charges to reduce obsolete inventory balances of $4.0 million, $2.9 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Mr. Rosenberg
January 8, 2010

Goodwill
We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that the fair value of a reporting unit has fallen below its carrying amount.  Factors we consider important that could result in an impairment include the following:

•	Significant underperformance relative to historical or projected future operating results;
•	Significant negative industry or economic trends; and
•	Market capitalization relative to net book value, as well as to the aggregate of reporting unit fair values.

Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a weighted average of the fair values derived from the discounted cash flow method, evaluating the valuation metrics of comparable publicly traded companies, and evaluating enterprise values derived from recent arms-length transactions involving comparable companies. In applying this methodology, we rely on a number of factors and assumptions, including actual operating results, future business plans, economic projections, market data, and discount rates.

If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. In this case, we supplement the cash flow approach discussed above with independent appraisals, as appropriate.  Total goodwill recorded on our consolidated balance sheet at December 31, 2008 was $40.3 million.

Long-Lived Assets
We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Factors we consider important that could trigger an impairment review include, among others, the following:

•	A significant change in the extent or manner in which a long-lived asset is being used;
•	A significant change in the business climate that could affect the value of a long-lived asset; and
•	A significant decrease in the market value of assets.

Mr. Rosenberg
January 8, 2010

Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. To determine fair value, we use our internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available and independent appraisals, as appropriate.

Pension and Postretirement Benefit Plans
We utilize actuarial models to measure pension and postretirement benefit obligations and related effects on operations. Three assumptions – discount rate, expected return on assets, and trends in healthcare costs– are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually. We periodically evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are expressed as the present value of future cash payments. We discount those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values; higher discount rates decrease present values.

Our discount rates for our pension plan at December 31, 2008, 2007 and 2006 were 6.25%, 6.25% and 5.75%, respectively, reflecting market interest rates.

To determine the expected long-term rate of return on pension plan assets, we consider current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for our pension plan’s assets, we evaluate general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios. Assets in our pension plan declined 31.4% in 2008, and posted cumulative returns of (6.0%), (0.1%) and 1.5% for the three-, five- and nine-year periods ended December 31, 2008, respectively. In 2007, assets in our pension plan earned 5.8% and posted cumulative returns of 8.8%, 12.4%, and 7.3% for the three-, five- and eight-year periods ended December 31, 2007, respectively. Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed an 8.0% long-term expected return on those assets.

Mr. Rosenberg
January 8, 2010

Healthcare cost trend rates have a significant effect on the amounts reported for our postretirement welfare plan.  Due to the fact that no retirees are currently covered by the Postretirement Welfare Plan, survey data is reviewed for industry averages.  Per our review, a trend of a 10% annual cost increase grading to an ultimate rate of 5% is within industry norms.

Income Taxes
Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rates on our international operations, each of which are subject to local country tax laws and regulations.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates. We use our historical experience and our short and long-range business forecasts to provide insight. Further, our global business structure gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. Amounts recorded for deferred tax assets, net of valuation allowances, were $9.7 million and $9.0 million at December 31, 2008 and 2007, respectively. Such 2008 year-end amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Loss Contingencies
Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators.

Mr. Rosenberg
January 8, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Contract Revenue Recognition

Up-Front License Fees, Milestone, and Royalty Revenue, page F-10

3.
Please revise your disclosure to clarify how your settlement agreement with Sanofi-Aventis of November 18, 2008 affected your accounting for the various revenue streams.  In addition, please disclose your accounting for the $10 million upfront sublicense fee received as part of the settlement agreement.

With regard to our accounting for the $10 million upfront sublicense fee received as part of the sublicense agreement, we have disclosed our policy of recognizing licensing fees on a straight-line basis over the period of the underlying project in Note 1 to the consolidated financial statements.  In addition, we filed Form 8-K on November 19, 2008 upon entering into the sublicense agreement, and issued a news release announcing our entry into the sublicense agreement, which was filed as an exhibit to the Form 8-K.  The news release included a link to a PowerPoint presentation on our internet website, www.amriglobal.com.  On page 6 of the PowerPoint presentation, we disclosed that the upfront sublicense fee will be amortized over the remaining life of the patents through 2015.

With regard to our accounting for the various revenue streams associated with the sublicense agreement, the revenue recognition associated with the launch of a generic version of Allegra D-12 was disclosed in Note 14 to the consolidated financial statements. Specifically, we disclosed that upon launch of this product in November 2009, we will receive quarterly royalties through July 2010 equal to the royalties paid for the quarter ended June 30, 2009, with the royalty rate reverting to the rate in effect prior to the signing of the sublicense agreement.  There are no other changes to the revenue streams associated with Allegra as a result of entering into the sublicense agreement.
Additionally, we will revise our disclosures under Note 14 to the consolidated financial statements in our next 10-K filing along the following lines:

…The Company received an upfront sublicense fee from sanofi-aventis of $10 million, and sanofi-aventis will pay royalties to the Company on the sale of products in the United States containing fexofenadine hydrochloride (the generic name for the active ingredient in ALLEGRA®) and products containing fexofenadine hydrochloride and pseudoephedrine hydrochloride (generic ALLEGRA® D-12) by Teva Pharmaceuticals and Barr Laboratories through 2015, along with additional consideration.  The Company will recognize the upfront sublicense fee on a straight-line basis over the remaining life of the associated patents through 2015…..

Mr. Rosenberg
January 8, 2010

Goodwill, page F-12

4.
Please revise your disclosure here or in MD&A, as applicable, to clarify why you have no apparent impairment of your goodwill given market capitalization below your book value, the apparent deterioration in revenues and operating income during 2009 and the general slow-down in the economy.  In doing so,

•	Clarify how you identify reporting units for goodwill impairment testing purposes and disclose the amount of goodwill allocated to each reporting unit;
•	Disclose the percentage by which fair value exceeded carrying value for each reporting unit as of the date of the most recent test;
•	Describe the methods and key assumptions used and how the key assumptions were determined;
•
Discuss the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We will incorporate our following response to your comment in our next 10-K filing where appropriate.

In accordance with ASC 350-20-35, we assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component.  We determine our reporting units by first identifying our operating segments, and then assess whether any components of these segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component.  We aggregate components within an operating segment that have similar economic characteristics. For our annual impairment assessment, we have identified our reporting units to be our two operating segments, the Discovery/Development/Small Scale (“DDS”) segment and the Large Scale Manufacturing (“LSM”) segment.  As of December 31, 2008, $13.2 million of goodwill was included in the total assets of the DDS segment, and $27.1 million of goodwill was included in the total assets of the LSM segment.

Mr. Rosenberg
January 8, 2010

We determined fair values for our reporting units using a weighted average of the fair values derived from the discounted cash flow method (the income approach), evaluating the valuation metrics of comparable publicly traded companies, and evaluating enterprise values derived from recent arms-length transactions involving comparable companies (the market approach).

For purposes of the income approach, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.  We made assumptions about the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates.  The amount and timing of future cash flows within our DCF analysis is based on our most recent operational budgets, long range strategic plans and other estimates.  The terminal value growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of our reporting units.  Actual results may differ from those assumed in our forecasts.  We use estimates of market participant weighted average costs of capital (WACC) as a basis for determining the discount rates to apply to our reporting units’ future expected cash flows, adjusted for the risks and uncertainty inherent in our industry generally and in our internally developed forecasts.

Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving comparable contract research and manufacturing businesses.

The fair values derived from the income approach and the two market approaches utilized were weighted equally in arriving at fair values for each of our operating segments.  For the October 1, 2008 annual impairment test, the fair value of the DDS segment exceeded its carrying value by 86%.  The fair value of the LSM segment exceeded its carrying value by 21%.

In addition to the annual impairment testing described above, we regularly monitor factors that may be indicative of impairment, including, but not limited to:

•	Significant underperformance relative to historical or projected future operating results;
•	Significant negative industry or economic trends; and
•	Market capitalization relative to net book value, as well as to the aggregate of reporting unit fair values.

Mr. Rosenberg
January 8, 2010

During the fourth quarter of 2008, our net book value exceeded our market capitalization.  In the fourth quarter of 2008, we made an analysis of our market capitalization, including control premiums reflected in recent middle market transactions occurring in the trailing 12 months to our current market capitalization.  The result of this analysis indicated that the application of current control premiums which were not reflected in the share price of our common shares resulted in a market value that exceeded our carrying value, and therefore there was no potential impairment indicator.

Item 15. Exhibits and Financial Schedules

Exhibit Index, page 44

5.
Please file the agreements related to your 2008 acquisition of Finekem and 2007 acquisition of AMRI India, or provide us with an analysis supporting your determination that these acquisitions are not material to your business.

The Business Transfer Agreements between the Company and Ariane Orgachem Private Limited and Ferico Laboratories Limited dated May 16, 2007 (collectively, the 2007 acquisition of AMRI India), were filed as Exhibits 2.1 and 2.2 to the 10-K (incorporated by reference to Exhibits 2.1 and 2.2 to the 10-Q for the fiscal quarter ended June 30, 2007).  With regard to our 2008 acquisition of Finekem, the purchase price of $1.7 million represented approximately 0.4% of our total assets at the time of acquisition.  Additionally, for the year ended December 31, 2008, Finekem revenues represented approximately 0.1% of total contract revenue.  As such, we concluded that the Finekem acquisition was not material to our business, and as such, we did not file the agreement related to the acquisition of Finekem as an Exhibit to Form 10-K.

Mr. Rosenberg
January 8, 2010

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me at (518) 512-2211.

Very truly yours,

/s/ Mark T. Frost
Mark T. Frost
Chief Financial Officer

cc:	Ibolya Ignat, Staff Accountant
Mark Brunhofer, Senior Staff Accountant
Nandini Acharya, Staff Attorney